Exhibit 99.1

Charging Robotics Celebrates the Historic $1.2 Trillion Bipartisan Infrastructure Bill with an Estimated $7.5 Billion to Build Out a National Network of EV Charges

Charging Robotics wireless technology and operational concept are in lined with The Bipartisan Infrastructure Deal’s EV vision of “…provide convenient charging where people live, work, and shop”

Tel- Aviv, Israel, November 9, 2021 (GLOBE NEWSWIRE) -- Charging Robotics Ltd., a fully owned company by Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions, and innovative internet technologies, applauds today the historic bipartisan infrastructure bill initiated by the Biden Administration and congressional lawmakers. The new action will support the President’s goal of building a nationwide network of 500,000 EV chargers to accelerate the adoption of EVs, reduce emissions, improve air quality, and create good-paying jobs across the country.

“The $7.5B included in the bill are designated solely to EV charging infrastructure. We believe that this will also push forward the mass adoption of new cutting-edge charging technologies such as ours” stated Hovav Gilan, CEO of Charging Robotics. Our unique wireless autonomous charging robot is an important charging alternative for cables that can support the achievement of the President’s goal to “provide convenient charging especially where work, and shop” across the nation."

Charging Robotics develops innovative solutions for charging electric vehicles. The company's mission is to overcome one of the biggest challenges in the adoption of electric vehicles – The high cost and complexity of public charging solutions. Charging Robotics recently demonstrated the capabilities of its electric vehicle wireless charging robot on a small scale and is now developing the next generation system using a higher power wireless charger and an advanced autonomous robot.

“This announcement of the new legislation is part of a global trend to increase EV numbers everywhere. With US leading the way, new markets will align in EV adoption and usage. The EV era will come faster than we expected and thankfully Charging Robotics is on the edge of developing a technology we believe is crucial to turn the EV revolution into a reality,” said Gilan.

About Charging Robotics

Charging Robotics is developing an automatic wireless robotic charging system for electric vehicles. Once parked, the driver will initiate charging by use of a simple smart phone app. The autonomous robot will navigate under the vehicle and automatically charge it. By use of the robot, high charging efficiency and an outstanding user experience is obtained. The system will also reduce the costs of installing public chargers as the robot will serve many parking spots in the same lot.

Charing Robotics is a fully owned subsidiary of Medigus Ltd.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company that focuses on innovative growth partnerships, in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff's Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Medigus trades on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website

Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com